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                                                                    EXHIBIT 99.6
                           [Bank of Union Letterhead]

                                                               November 13, 1995

Dear Bank of Union Shareholder:
     You are cordially invited to attend a Special Meeting of Shareholders of Bank of Union ("Union"), which will be held on Thursday, December 14, 1995, at 10:00 a.m., local time, at the Rolling Hills Country Club, located on Roosevelt Boulevard, in Monroe, North Carolina. At this Special Meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger (the "Agreement") pursuant to which Union will merge with and into a wholly owned subsidiary of First Charter Corporation ("First Charter"), and each share of your Union common stock will be converted in a tax-free exchange into 0.75 of a share of First Charter common stock.

     The proposed merger has been approved by the Board of Directors of each company. Your Board of Directors believes that the merger provides enhanced opportunities to maximize the individual and collective strengths of the two companies in serving the interests of their shareholders, customers, employees and communities. Your Board has determined that the merger is in the best interests of Union and its shareholders and recommends that you vote FOR approval of the Agreement. The investment banking firm of Baxter Fentriss and Company has advised your Board of Directors that, in its opinion, as of November 13, 1995, the exchange ratio of 0.75 of a share of First Charter common stock for each share of Union common stock is fair to you from a financial point of view.

     Consummation of the merger is subject to certain conditions, including the approval of the Agreement by First Charter's and Union's shareholders and the approval of the merger by various regulatory agencies.
     Specific information regarding the Special Meeting and the Agreement is enclosed in the formal Notice of Special Meeting and Proxy Statement-Prospectus. Please read these materials carefully.
     IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING, WHETHER OR NOT YOU PLAN TO ATTEND IN PERSON. THE AFFIRMATIVE VOTE OF TWO-THIRDS OF ALL OF THE OUTSTANDING SHARES OF UNION COMMON STOCK IS REQUIRED TO APPROVE THE AGREEMENT. THUS, A FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE AGREEMENT. THEREFORE, I URGE YOU TO EXECUTE, DATE AND RETURN THE ENCLOSED PROXY APPOINTMENT CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE AS SOON AS POSSIBLE TO ASSURE THAT YOUR SHARES WILL BE VOTED AT THE SPECIAL MEETING. YOU SHOULD NOT SEND IN CERTIFICATES FOR YOUR UNION SHARES AT THIS TIME.
     On behalf of the Board of Directors, I thank you for your support and urge you to vote FOR approval of the Agreement.
                                         Sincerely,
                                         H. CLARK GOODWIN
                                         PRESIDENT AND CHIEF EXECUTIVE OFFICER